UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2018 Annual General Meeting of International Game Technology PLC

On May 17, 2018, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2018 AGM”).  At the 2018 AGM, 18 matters were considered and acted upon, including 11 matters consisting of the continued appointment of 11 members of the board of directors of the Company.  Each of the resolutions 1 through 18 were adopted.  The results of the voting, including the number of votes cast for and against and abstentions, are set forth in Exhibit 99.1 which is being furnished herewith.

Resolution 18 adopted new articles of association of the Company (the “New Articles”) to clarify when the board may refuse to register transfers of shares, remove the timing provision on share buyback authority already established by a separate shareholder resolution, and remove historical provisions. The New Articles are furnished herewith as Exhibit 99.2.

Other Matters

On March 7, 2018, the board of directors of the Company (i) conditionally appointed Patti Hart to replace Alberto Dessy as a member of the nominating and corporate governance committee, subject to Hart’s reappointment to the board of directors at the 2018 AGM, effective May 17, 2018; (ii) conditionally appointed Phil Satre as chairperson of the board, subject to Satre’s continued appointment to the board of directors at the 2018 AGM, effective May 17, 2018; (iii) conditionally appointed Lorenzo Pellicioli as the sole vice chairperson of the board, subject to Pellicioli’s continued appointment to the board of directors at the 2018 AGM, effective May 17, 2018.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 17, 2018

99.2	Articles of Association of International Game Technology PLC, adopted May 17, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 17, 2018

99.2	Articles of Association of International Game Technology PLC, adopted May 17, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary